

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 1, 2024

Michael Pressman
Asst. General Counsel
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

> **Re: Microsoft Corporation**
> **Registration Statement on Form S-4**
> **Filed April 26, 2024**
> **File No 333-278958**

Dear Michael Pressman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Matthew Crispino at 202-551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William B. Brentani